PROJECT M GROUP, LLC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

PROJECT M GROUP, LLC

TABLE OF CONTENTS

TARLOW&CO
CPAs | ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Members of Project M Group, LLC
New York, NY

We have reviewed the accompanying financial statements of Project M Group, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in members' capital, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tarlow & Co., C.P.A.'s

New York, NY
October 30, 2020

PROJECT M GROUP, LLC

BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018
(UNAUDITED)

	2019	2018
ASSETS		
Current assets		
Cash	$ 60,313	$ 47,239
Accounts receivable	78,721	119,592
Prepaid expenses	-	1,533
Total current assets	139,034	168,364
Non-current assets		
Furniture and equipment, net of accumulated depreciation of $18,015 and $16,190 in 2019 and 2018, respectively	2,738	4,563
Security deposit	18,141	18,141
Intangible assets	524,659	524,659
Total non-current assets	545,538	547,363
Total assets	$ 684,572	$ 715,727
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities		
Accounts payable and accrued liabilities	$ 263,363	$ 186,386
Deferred revenue	13,500	8,239
Convertible notes payable	333,104	-
Total current liabilities	609,967	194,625
Non-current liabilities		
Notes payable	575,000	-
Future equity obligations	4,762,073	4,597,073
Total non-current liabilities	5,337,073	4,597,073
Total liabilities	5,947,040	4,791,698
Members' deficit	(5,262,468)	(4,075,971)
Total liabilities and members' deficit	$ 684,572	$ 715,727

See accompanying notes and independent accountant’s review report.

PROJECT M GROUP, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

	2019	2018
Revenues	$ 922,745	$ 742,220
Cost of goods sold	654,329	671,143
Gross profit	268,416	71,077
Operating expenses		
Salaries and wages	642,721	863,976
Travel	199,982	406,255
Employee benefits	108,785	121,700
Rent and lease expense	107,974	147,969
Web design and maintenance	80,819	209,119
Marketing and advertising	66,751	69,926
Shipping and delivery	61,543	64,959
Payroll taxes	49,662	60,726
Meals and entertainment	27,487	65,435
Professional services	26,780	41,166
Office supplies	16,263	15,763
Other operating expenses	8,446	10,885
Bank fees	7,584	5,307
Depreciation	1,825	3,042
Repairs and maintenance	1,070	4,445
Total operating expenses	1,407,692	2,090,673
Operating loss	(1,139,276)	(2,019,596)
Interest expense	(46,121)	-
Loss before provision for income taxes	(1,185,397)	(2,019,596)
Provision for income taxes	1,100	1,967
Net loss	$ (1,186,497)	$ (2,021,563)

See accompanying notes and independent accountant’s review report.

PROJECT M GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' DEFICIT

YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

	2019	2018
Balance, beginning of year	$ (4,075,971)	$ (2,054,408)
Net loss	(1,186,497)	(2,021,563)
Balance, end of year	$ (5,262,468)	$ (4,075,971)

PROJECT M GROUP, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

	2019	2018
Cash flows from operating activities		
Net loss	$ (1,186,497)	$ (2,021,563)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	1,825	3,042
Change in assets and liabilities:		
Accounts receivable	40,871	(41,879)
Prepaid expenses	1,533	13,803
Accounts payable and accrued expenses	76,977	93,278
Deferred revenue	5,261	(3,770)
Net cash used by operating activities	(1,060,031)	(1,957,089)
Cash flows from investing activities		
Intangible asset acquisition	-	(24,659)
Cash flows from financing activities		
Principal received - notes payable	575,000	-
Principal payments - notes payable	-	(105,633)
Convertible notes payable	333,104	-
Future equity obligations	165,000	1,939,078
Net cash provided by financing activities	1,073,104	1,833,445
Net increase (decrease) in cash and cash equivalents	13,074	(148,303)
Cash at beginning of year	47,239	195,542
Cash at end of year	$ 60,313	$ 47,239
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 179	$ 364

See accompanying notes and independent accountant's review report.

PROJECT M GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018
(UNAUDITED)

Note 1 - Nature of business

Project M Group, LLC (the "Partnership") was formed on November 17, 2016 as a Limited Liability Company under the laws of the State of Delaware. The Partnership is an e-commerce business that owns and controls media brands of top brands in tattooing, heavy metal, and music comedy. The current names in Project M Group, LLC's portfolio are Inked, Revolver, and The Hard Times. The Partnerships business plan is to acquire and develop brands with passionate audiences and provide those audiences the content, merchandise, and experiences they desire.

Under the limited liability company agreement, Project M Group, LLC shall continue in existence indefinitely.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates in financial statement presentation

The preparation of financial statements in conformity with U.S. GAAP requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Partnership considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Partnership held no cash equivalents.

Accounts receivable

Accounts receivable are comprised mainly of amounts due to the Partnership for digital advertising for which the Partnership has not received payment. Accounts receivable are recorded at the amounts of the original balance billed. On a periodic basis, management evaluates its accounts receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections and current credit conditions. There was no allowance for doubtful accounts as of December 31, 2019 and 2018.

PROJECT M GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018
(UNAUDITED)

Software and equipment

Software and equipment are stated at cost. Depreciation is provided by the double declining method over the estimated useful lives of the respective assets. Major additions and improvements are capitalized, and repairs and maintenance are charged to operations as incurred.

Intangible assets

The Partnership's indefinite-lived intangible assets include trademark and rights to Revolver Magazine. The Partnership's indefinite-lived intangible assets are not subject to amortization but are tested for impairment at lease annually. The Partnership tests for possible impairment of indefinite-lived intangible assets whenever events or changes in circumstances such as a significant reduction in operating cash flow or a dramatic change in the manner for which the assets is intended to be used indicate that the carrying amount of the asset may not be recoverable.

Revenue recognition

Revenues are generated through merchandise sells via e-commerce stores as well as digital advertising in the Partnerships owned and operated web properties and print advertising in legacy magazines. Revenue is earned on the percentage of completion method when performance obligations are satisfied by transfer of goods for sales or publication of advertisement.

Marketing and advertising

Marketing and advertising costs are expensed as incurred. Advertising costs amounted to $66,751 and $69,926 for the years ended December 31, 2019 and 2018, respectively. These expenses are included in marketing and advertising in the accompanying statement of operations.

Income taxes

U.S. GAAP requires Partnership management to evaluate tax positions taken by the Partnership and recognize a tax liability (or asset) if the Partnership has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. Management has analyzed the tax positions taken by the Partnership, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Partnership is not subject to federal and state taxes as profits and losses are reported on the individual members' tax returns. The Partnership is subject to the New York City Unincorporated Business Tax.

Recent accounting guidance

In January 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Partnership is currently evaluating the effect ASU 2016-12 will have on its future financial and position and results of operations.

Subsequent events

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new coronavirus as a “pandemic”. The large-scale COVID-19 pandemic has impacted millions of individuals worldwide. In response, many countries have implemented measures to combat the outbreak which have impacted global business operations. As of the date of issuance of the financial statements, however, the Partnership continues to monitor its revenues, operating expenses, cash flow, and liquidity. No impairments were recorded as of the balance sheet date as no triggering events or changes in circumstances had occurred as of year-end; however, due to significant uncertainty surrounding the situation, management's judgment regarding this could change in the future. In addition, while the Partnership's results of operations, cash flows and financial condition could be negatively impacted, the extent of the impact cannot be reasonably estimated at this time.

The Partnership entered into an Asset Purchase Agreement on April 8, 2020 for the acquisition of Quadra Media, LLC. Additionally, the Partnership entered into an Asset Purchase Agreement on June 25, 2020 for the acquisition of Hard Times Media, LLC.

The Partnership reclassified $333,104 of convertible debt into 72,452 shares at a value $33,425. Additionally, all SAFE notes have been converted to debt or equity as of October 30, 2020.

The Partnership has evaluated subsequent events through October 30, 2020, the date that the financial statements were available to be issued.

PROJECT M GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018
(UNAUDITED)

Note 3 – Software and equipment

The following is a summary of software and equipment – at cost, less accumulated depreciation and amortization at December 31, 2019 and 2018:

	2019	2018	Useful Lives (Years)
Computer equipment	$ 20,753	$ 20,753	5
Less: Accumulated depreciation	18,015	16,190	
Software and equipment, net	$ 2,738	$ 4,563	

Depreciation expense was $1,825 and $3,042 for the years ended December 31, 2019 and 2018, respectively.

Note 4 – Related party transactions

The Partnership entered into notes payable agreements with members of the partnership for the amount of $575,000 as of December 31, 2019. The interest rate is 5% per annum effective January 1, 2019. Interest charged to operations related to the notes were $29,149 and $0 for the years ended December 31, 2019 and 2018, respectively. The notes and all related interest are due on January 1, 2021. Interest payable of $29,149 and $0 for the years ended December 31, 2019 and 2018, respectively is included accrued expenses on the balance sheet.

Note 5 – Convertible debt

The Partnership issued convertible debt of $333,104 and $0 during the years ended December 31, 2019 and 2018, respectively. The convertible debt carries interest at a minimum of 16% per annum payable on the maturity date. Interest charged to operations related to convertible debts was $17,012 and $0 for the years ended December 31, 2019 and 2018, respectively. The notes and all related interest are due on the maturity date. The Partnership reclassified all convertible debt to junior subordinated debt as well as membership units subsequent to the year ended December 31, 2019.

Note 6 – Future equity obligations

During the years ended December 31, 2019 and 2018, the Partnership entered into various SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and accrue interest at 8% per annum. The agreements provide the right of the investor to future equity in the Partnership per the terms of the agreement. Each agreement is subject to a valuation cap of $8,000,000.

PROJECT M GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018
(UNAUDITED)

Per the terms of the SAFE agreements entered into, if there is an equity financing before the instrument expires or is terminated, the Partnership will automatically issue to the investors a number of units of Standard Preferred units sold in the equity financing equal to the purchase amount plus accrued interest divided by conversion price. The Partnership may, at the its election, pay to the investor an amount, in cash, equal to the accrued interest upon the consummation of such qualified equity financing, in which case the accrued interest will not be converted into Units.

If there is a Liquidity Event before the expiration or termination of the SAFE agreement, the investor will, at its option, either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Partnership a number of common units equal to the conversion amount divided by the liquidity price, if the Investor fails to select the cash option.

The $4,762,073 and $4,597,073 in outstanding SAFE agreements as of December 31, 2019 and 2018, respectively, contain a valuation cap of $8,000,000.

Note 7 – Concentrations of Credit Risks

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019 and 2018, the Partnership did not hold any cash balance that exceeded FDIC insured limits.

Note 8 – Net loss

Through December 31, 2019, the Partnership incurred losses of approximately of $5,300,000. As of October 30, 2020, the Partnership has raised capital of over $7,000,000. Management believes that they have sufficient funding to continue operations for at least a period of one year from the date of this report.